UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         Reckson Associates Realty Corp.
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                    75621K106
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 3, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1. Security and Issuer

     This Amendment No. 2 (this "Amendment") amends the Schedule 13D filed on November 27, 2006, as amended by Amendment No. 1 filed on December 1, 2006 (together the "Original 13D") with the Securities and Exchange Commission by High River, Hopper, Barberry, Icahn Master, Icahn Offshore, CCI Offshore, Icahn Partners, Icahn Onshore, CCI Onshore, Starfire, Highcrest, Buffalo, Meadow Star, Meadow Partner, Beckton, API, AREP, AREH, Gas Corp, Rome and Carl C. Icahn. The defined terms used herein unless otherwise defined shall have the meaning assigned to such terms in the Original 13D.

     This Amendment relates to the Common Stock, par value $.01 per share (the "Shares"), of Reckson Associates Realty Corp., a Maryland corporation (the "Issuer").

Item 4. Purpose of Transaction

     Item 4 is hereby amended by adding the following:

     Rome  Acquisition   Limited  Partnership   ("Rome"),   a  Delaware  limited
partnership, was formed for the purpose of acquiring the Issuer and its subsidiaries. The general partners of Rome were Meadow Star LLC ("Meadow Star"), an indirect subsidiary of AREP, and WH Rome Partners LLC ("WH Rome"), an entity affiliated with Macklowe Properties.

     On November 30, 2006, Meadow Star, WH Rome and Mack-Cali Realty, L.P. ("Mack-Cali") entered into an Amendment to the Agreement of Limited Partnership of Rome (the "Mack Amendment") pursuant to which Mack-Cali was admitted as a limited partner.

     On December 2, 2006, the Icahn Reporting Persons were notified by Mack-Cali that it did not intend to contribute its required $400 million to the capital of Rome and that it was withdrawing as a limited partner from Rome pursuant to the terms of the Mack Amendment.

     On December 3, 2006, after being notified by WH Rome and its principals that they did not intend to support a binding offer of $49 for the Issuer and its assets, Meadow Star and WH Rome and its principals agreed to terminate Rome. In addition, Meadow Star and Carl Icahn, and WH Rome, Harry Macklowe and William
S. Macklowe acknowledged that to the extent that they had been a group within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934 and the rules and regulations thereunder, that the group is terminated.

     On December 4, 2006, AREP delivered a letter to the Issuer making a proposal to acquire the Issuer at $49 per share comprised of cash and a new class of AREP's preferred units (the "Proposal"), which letter is attached hereto and is incorporated herein by reference.

     The Proposal, or any amendment thereof, could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended by adding the following:

     (e) On December 3, 2006, the Icahn Reporting Persons ceased to be the beneficial owner of more than 5% of the Shares.

Item 7. Material to be Filed as Exhibits

     1. AREP Letter to Issuer dated December 4, 2006

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2006

HIGH RIVER LIMITED PARTNERSHIP
By:  Hopper Investments LLC
     General Partner
  By:  Barberry Corp.
       Sole Member

    By:  /s/ Edward E. Mattner
         ---------------------
         Name:  Edward E. Mattner
         Title: Vice President


HOPPER INVESTMENTS LLC
By:  Barberry Corp.
     Sole member

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Vice President


BARBERRY CORP.

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Vice President


ICAHN PARTNERS MASTER FUND LP

  By:  /s/ Keith A. Meister
       --------------------
       Name:  Keith A. Meister
       Title: Executive Vice President


ICAHN OFFSHORE LP

  By:  /s/ Keith A. Meister
       --------------------
       Name:  Keith A. Meister
       Title: Executive Vice President


CCI OFFSHORE CORP.

  By:  /s/ Keith A. Meister
       --------------------
       Name:  Keith A. Meister
       Title: President

               [Signature Page to Schedule 13D Amendment No. 2 -
                        Reckson Associates Realty Corp.]

ICAHN PARTNERS LP

  By:  /s/ Keith A. Meister
       --------------------
       Name:  Keith A. Meister
       Title:  Executive Vice President


ICAHN ONSHORE LP

  By:  /s/ Keith A. Meister
       --------------------
       Name:  Keith A. Meister
       Title: Executive Vice President


CCI ONSHORE CORP.

  By:  /s/ Keith A. Meister
       --------------------
       Name:  Keith A. Meister
       Title: President


MEADOW STAR LLC

  By:  /s/ Keith A. Meister
       --------------------
       Name:  Keith A. Meister
       Title: President


BECKTON CORP.

  By:  /s/ Keith Cozza
       ---------------
       Name:  Keith Cozza
       Title: Secretary


AMERICAN PROPERTY INVESTORS INC.

  By:  /s/ Hillel Moerman
       ------------------
       Name:  Hillel Moerman
       Title: Chief Financial Officer


AMERICAN REAL ESTATE PARTNERS, L.P.
By:  American Property Investors, Inc.
     General partner

  By:  /s/ Hillel Moerman
       ------------------
       Name:  Hillel Moerman
       Title: Chief Financial Officer


AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
By:  American Property Investors, Inc.
     General partner

  By:  /s/ Hillel Moerman
       ------------------
       Name:  Hillel Moerman
       Title: Chief Financial Officer


AREH OIL & GAS CORP.

  By:  /s/ Hillel Moerman
       ------------------
       Name:  Hillel Moerman
       Title: Chief Financial Officer



               [Signature Page to Schedule 13D Amendment No. 2 -
                        Reckson Associates Realty Corp.]

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


































               [Signature Page to Schedule 13D Amendment No. 2 -
                        Reckson Associates Realty Corp.]